December 19, 2025

James Brunk
Chief Financial Officer
MOHAWK INDUSTRIES INC
160 S. Industrial Blvd.
Calhoun, Georgia 30701

       Re: MOHAWK INDUSTRIES INC
           Form 10-K for the fiscal year ended December 31, 2024
           Filed February 20, 2025
           File No. 001-13697
Dear James Brunk:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Critical Accounting Policies, page 33

1. We note that you recorded material goodwill and intangible asset impairment charges in prior periods. We also note that the assessment of goodwill for impairment is identified by your auditor as a critical audit matter in their audit report. Based on the continued materiality of goodwill and intangible assets to your financial statements, underlying negative operating trends, and the fact that your net book value exceeds your market capitalization, please more fully explain to us how you determined the estimated fair values of your reporting units exceed their carrying values. In addition, to the extent you conclude an impairment charge that could materially impact your financial statements is reasonable possible, expand your disclosures to address the following:
           Disclose whether you performed an impairment test since your most recent annual
 December 19, 2025
Page 2

           impairment test and explain why or why not.
             Disclose the number of reporting units with goodwill and state whether you performed quantitative or qualitative impairment tests as of the most recent impairment test date.
             Disclose the percentages by which estimated fair values exceeded carrying value, as of the most recent impairment test date, for each at risk reporting unit.
             Disclose the amount of goodwill and the amount of intangible assets allocated to each at risk reporting unit.
             More fully describe the methods and key assumptions used to estimate fair values, including how key assumptions are determined and how key assumptions changed changed over relevant periods, including the reasons why they changed.
             More fully discuss the degree of uncertainty associated with key assumptions, including specifics to the extent possible.
             More fully describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect each key assumption.
             Explain if, and how, you consider differences between net book value and market capitalization in assessing the reasonableness of the estimated fair values of your reporting units.
Item 8. Consolidated Financial Statements and Supplementary Data
Notes to the Consolidated Financial Statements
(17) Segment Reporting, page 76

2. We note you present both gross profit (loss) and operating income (loss). Please
      clearly identify the measure or measures of a segment   s profit or loss
that the chief
      operating decision maker uses in assessing segment performance and deciding how to allocate resources. If the CODM uses more than one measure of a segment
s profit or
      loss in assessing segment performance and deciding how to allocate resources, disclose the measure required to be reported, which is the measure that management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the consolidated financial
      statements. For each measure of a segment   s profit or loss used by the
CODM, please
      disclose and discuss how the CODM uses the measure in assessing segment performance and deciding how to allocate resources. Refer to ASC
280-10-50-28A,
      50-29(f) and 55-47(bb).
3. We note you disclose selling, general and administrative expenses by segment. Please tell us whether any other significant segment expenses are regularly provided to the
      CODM or easily computable from information that is regularly provided to the
      CODM. In particular, tell us your consideration of presenting cost of sales by segment, which is easily computable from gross profit and net sales. In addition, for each reportable segment, disclose an amount for other segment items, along with a description of the composition of other segment items. Refer to ASC 280-10-50-26A,
      50-26B and 55-15B.
 December 19, 2025
Page 3
4. Please provide reconciliations of the totals of your reportable segments' measures of profit or loss to your consolidated income before income taxes, in accordance with
       ASC 280-10-50-28C and 50-30(b).

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anne McConnell at 202-551-3709 or Hugh West at 202-551-3872 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing